                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                             (Amendment No. _____)*


                                  PANACO, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   698106 10 1
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)


                                RICHARD J. LAMPEN
                   EXECUTIVE VICE PRESIDENT & GENERAL COUNSEL
                             NEW VALLEY CORPORATION
                       100 S.E. SECOND STREET, 32ND FLOOR
                                 MIAMI, FL 33131
                                 (305) 579-8000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                January 25, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d.1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------                           --------------------------

CUSIP NO. 698106 10 1                                      PAGE 2 OF 21 PAGES

--------------------------                           --------------------------


--------------------------------------------------------------------------------
            Name of Reporting Person
      1     S.S. or I.R.S. Identification No. of Above Person

            New Valley Corporation
--------------------------------------------------------------------------------

      2     Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                  (a)    [ ]
                                                                  (b)    [X]
--------------------------------------------------------------------------------
      3         SEC Use Only


--------------------------------------------------------------------------------
      4         Source of Funds (See Instructions)             WC

--------------------------------------------------------------------------------
      5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
      6         Citizenship or Place of Organization

                            Delaware
--------------------------------------------------------------------------------
                              7    Sole Voting Power

                                   2,118,479
                             ---------------------------------------------------
                              8    Shared Voting Power
    Number of Shares
  Beneficially Owned by            - 0 -
  Each Reporting Person      ---------------------------------------------------
         With                 9    Sole Dispositive Power

                                   2,118,479
                             ---------------------------------------------------
                             10    Shared Dispositive Power

                                   - 0 -
--------------------------------------------------------------------------------
      11        Aggregate Amount Beneficially Owned by Each Reporting Person

                        2,118,479
--------------------------------------------------------------------------------
      12        Check Box if the Aggregate Amount in Row (11)
                Excludes Certain Shares (See Instructions)
                                                                         [ ]
--------------------------------------------------------------------------------
      13        Percent of Class Represented by Amount in Row (11)

                                                                       8.88%
--------------------------------------------------------------------------------
      14        Type of Reporting Person (See Instructions)              CO

--------------------------------------------------------------------------------

--------------------------                           --------------------------

CUSIP NO. 698106 10 1                                      PAGE 3 OF 21 PAGES

--------------------------                           --------------------------


--------------------------------------------------------------------------------
            Name of Reporting Person
      1     S.S. or I.R.S. Identification No. of Above Person

            New Valley Holdings, Inc.
--------------------------------------------------------------------------------

      2     Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                  (a)    [ ]
                                                                  (b)    [X]
--------------------------------------------------------------------------------
      3         SEC Use Only


--------------------------------------------------------------------------------
      4         Source of Funds (See Instructions)             N/A

--------------------------------------------------------------------------------
      5         Check Box if Disclosure of Legal Proceedings is Required
                Pursuant to Items 2(d) or 2(e)
                                                                         [ ]
--------------------------------------------------------------------------------
      6         Citizenship or Place of Organization

                            Delaware
--------------------------------------------------------------------------------
                              7    Sole Voting Power

                                   -0-
                             ---------------------------------------------------
                              8    Shared Voting Power
    Number of Shares
  Beneficially Owned by            -0-
  Each Reporting Person      ---------------------------------------------------
         With                 9    Sole Dispositive Power

                                   -0-
                             ---------------------------------------------------
                             10    Shared Dispositive Power

                                   -0-
--------------------------------------------------------------------------------
      11        Aggregate Amount Beneficially Owned by Each Reporting Person

                        -0-
--------------------------------------------------------------------------------
      12        Check Box if the Aggregate Amount in Row (11)
                Excludes Certain Shares (See Instructions)
                                                                         [X]
--------------------------------------------------------------------------------
      13        Percent of Class Represented by Amount in Row (11)

                                 0%
--------------------------------------------------------------------------------
      14        Type of Reporting Person (See Instructions)           CO; HC

--------------------------------------------------------------------------------

--------------------------                           --------------------------

CUSIP NO. 698106 10 1                                      PAGE 4 OF 21 PAGES

--------------------------                           --------------------------


--------------------------------------------------------------------------------
            Name of Reporting Person
      1     S.S. or I.R.S. Identification No. of Above Person

            BGLS INC.
--------------------------------------------------------------------------------

      2     Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                  (a)    [ ]
                                                                  (b)    [X]
--------------------------------------------------------------------------------
      3         SEC Use Only


--------------------------------------------------------------------------------
      4         Source of Funds (See Instructions)             N/A

--------------------------------------------------------------------------------
      5         Check Box if Disclosure of Legal Proceedings is Required
                Pursuant to Items 2(d) or 2(e)
                                                                         [ ]
--------------------------------------------------------------------------------
      6         Citizenship or Place of Organization

                            Delaware
--------------------------------------------------------------------------------
                              7    Sole Voting Power

                                   -0-
                             ---------------------------------------------------
                              8    Shared Voting Power
    Number of Shares
  Beneficially Owned by            -0-
  Each Reporting Person      ---------------------------------------------------
         With                 9    Sole Dispositive Power

                                   -0-
                             ---------------------------------------------------
                             10    Shared Dispositive Power

                                   -0-
--------------------------------------------------------------------------------
      11        Aggregate Amount Beneficially Owned by Each Reporting Person

                        -0-
--------------------------------------------------------------------------------
      12        Check Box if the Aggregate Amount in Row (11)
                Excludes Certain Shares (See Instructions)
                                                                         [X]
--------------------------------------------------------------------------------
      13        Percent of Class Represented by Amount in Row (11)

                                 0%
--------------------------------------------------------------------------------
      14        Type of Reporting Person (See Instructions)           CO; HC

--------------------------------------------------------------------------------

--------------------------                           --------------------------

CUSIP NO. 698106 10 1                                      PAGE 5 OF 21 PAGES

--------------------------                           --------------------------


--------------------------------------------------------------------------------
            Name of Reporting Person
      1     S.S. or I.R.S. Identification No. of Above Person

            BROOKE GROUP LTD.
--------------------------------------------------------------------------------

      2     Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                  (a)    [ ]
                                                                  (b)    [X]
--------------------------------------------------------------------------------
      3         SEC Use Only


--------------------------------------------------------------------------------
      4         Source of Funds (See Instructions)             N/A

--------------------------------------------------------------------------------
      5         Check Box if Disclosure of Legal Proceedings is Required
                Pursuant to Items 2(d) or 2(e)
                                                                         [ ]
--------------------------------------------------------------------------------
      6         Citizenship or Place of Organization

                            Delaware
--------------------------------------------------------------------------------
                              7    Sole Voting Power

                                   -0-
                             ---------------------------------------------------
                              8    Shared Voting Power
    Number of Shares
  Beneficially Owned by            -0-
  Each Reporting Person      ---------------------------------------------------
         With                 9    Sole Dispositive Power

                                   -0-
                             ---------------------------------------------------
                             10    Shared Dispositive Power

                                   -0-
--------------------------------------------------------------------------------
      11        Aggregate Amount Beneficially Owned by Each Reporting Person

                        -0-
--------------------------------------------------------------------------------
      12        Check Box if the Aggregate Amount in Row (11)
                Excludes Certain Shares (See Instructions)
                                                                         [X]
--------------------------------------------------------------------------------
      13        Percent of Class Represented by Amount in Row (11)

                                 0%
--------------------------------------------------------------------------------
      14        Type of Reporting Person (See Instructions)           CO; HC

--------------------------------------------------------------------------------

--------------------------                           --------------------------

CUSIP NO. 698106 10 1                                      PAGE 6 OF 21 PAGES

--------------------------                           --------------------------


--------------------------------------------------------------------------------
            Name of Reporting Person
      1     S.S. or I.R.S. Identification No. of Above Person

            BENNETT S. LEBOW
--------------------------------------------------------------------------------

      2     Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                  (a)    [ ]
                                                                  (b)    [X]
--------------------------------------------------------------------------------
      3         SEC Use Only


--------------------------------------------------------------------------------
      4         Source of Funds (See Instructions)             N/A

--------------------------------------------------------------------------------
      5         Check Box if Disclosure of Legal Proceedings is Required
                Pursuant to Items 2(d) or 2(e)
                                                                         [ ]
--------------------------------------------------------------------------------
      6         Citizenship or Place of Organization

                            United States
--------------------------------------------------------------------------------
                              7    Sole Voting Power

                                   -0-
                             ---------------------------------------------------
                              8    Shared Voting Power
    Number of Shares
  Beneficially Owned by            -0-
  Each Reporting Person      ---------------------------------------------------
         With                 9    Sole Dispositive Power

                                   -0-
                             ---------------------------------------------------
                             10    Shared Dispositive Power

                                   -0-
--------------------------------------------------------------------------------
      11        Aggregate Amount Beneficially Owned by Each Reporting Person

                        -0-
--------------------------------------------------------------------------------
      12        Check Box if the Aggregate Amount in Row (11)
                Excludes Certain Shares (See Instructions)
                                                                         [X]
--------------------------------------------------------------------------------
      13        Percent of Class Represented by Amount in Row (11)

                                 0%
--------------------------------------------------------------------------------
      14        Type of Reporting Person (See Instructions)           IN

--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

         This Schedule relates to the Common Stock, par value $.01 per share ("Common Stock"), of PANACO, INC., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is: 1100 Louisiana Street, Suite 5100, Houston, Texas 77002, (713) 970-3100.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) This Schedule is being filed by the following persons:

         (i) New Valley Corporation ("New Valley"), a Delaware corporation in which New Valley Holdings, Inc. ("N.V. Holdings") holds approximately 41.5% of the common stock and approximately 57.7% of the Class A Preferred Stock and in which BGLS Inc. ("BGLS") holds approximately 9.0% of the Class B Preferred Stock and approximately 0.2% of the common stock;

         (ii) N.V. Holdings, a Delaware corporation, which is a wholly-owned subsidiary of BGLS;

         (iii) BGLS, a Delaware corporation, which is a wholly-owned subsidiary of Brooke Group Ltd. ("BGL");

         (iv) BGL, a Delaware corporation, in which Bennett S. LeBow is the direct or indirect owner of 43.1% of the common stock; and

         (v)      Bennett S. LeBow.

         Each of the persons listed in (i) to (v) above is hereinafter referred to individually as a "Reporting Person" and collectively as the "Reporting Persons". The Reporting Persons collectively may be deemed to be a group beneficially owning, in the aggregate, 2,118,479 shares of Common Stock (collectively, the "Securities") or approximately 8.88% of the outstanding shares of the Common Stock within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act").

         The filing of this Schedule shall not be construed as an admission that any Reporting Person is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule except for the securities stated herein to be beneficially owned by such Reporting Person or that the Reporting Persons are acting as a group within the meaning of Section 13(d)(3) of the Act.

         (b),(c) New Valley is engaged, through Ladenburg Thalmann & Co. Inc., in the investment banking and brokerage business; through BrookeMil Ltd. and Western Realty Development LLC, in real estate development in Russia; through its New Valley Realty division, in the ownership and management of commercial real estate in the United States; through its 73% interest in Thinking Machines Corporation, in the computer software business; and in the acquisition of operating companies.

         BGL is a holding company for a number of businesses. BGL is principally engaged, through its subsidiary Liggett Group Inc., in the manufacture and sale of cigarettes in the United States; through its subsidiary Brooke (Overseas) Ltd., in the manufacture and sale of cigarettes in Russia; and






                               Page 7 of 21 Pages
through its investment in New Valley, in the investment banking and brokerage business, in real estate development in Russia, in the ownership and management of commercial real estate in the United States, in the computer software business, and in the acquisition of operating companies. BGLS is a holding company for various businesses of BGL, including N.V. Holdings which holds an approximate 57.7% interest in New Valley's senior preferred shares and an approximate 42% voting interest in New Valley. Mr. LeBow is the Chairman of the Board, President and Chief Executive Officer of BGL, BGLS and N.V. Holdings and Chairman of the Board and Chief Executive Officer of New Valley, and holds various positions with BGL's subsidiary companies. A list of directors and executive officers of each of BGL, BGLS, N.V. Holdings and New Valley is attached hereto as Exhibit A. The principal business address and the principal office address of each of BGL, BGLS and New Valley and, except as otherwise indicated, their respective directors and executive officers and the business address of Mr. LeBow is 100 S.E. Second Street, Miami, Florida 33131. The principal business address and principal office address of N.V. Holdings and, except as otherwise indicated, its directors and executive officers is 204 Plaza Centre, 3505 Silverside Road, Wilmington, Delaware 19810.

                  (d),(e) None of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the persons listed in Schedule A, during the last five years, (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (2) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) Mr. LeBow is a citizen of the United States of America, and, to the best knowledge of the Reporting Persons, each of the persons named in Schedule A is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The aggregate purchase price for the Securities acquired by New Valley, including shares acquired by its wholly-owned subsidiary Alki Holdings II, Inc., a Delaware corporation, was approximately $3,885,000. These Securities were purchased with New Valley's working capital.

ITEM 4.  PURPOSE OF TRANSACTIONS.

         On January 25, 1999, New Valley and Mark C. Licata ("Licata") entered into a Stock Purchase Agreement, a copy of which is attached hereto as Exhibit B and is incorporated herein by reference (the "Agreement"), pursuant to which, among other things, New Valley purchased 1,612,229 shares of Common Stock (the "Purchased Shares") from Licata for an aggregate purchase price of $1,860,000. In connection with the transactions contemplated by the Agreement: (i) Licata resigned from the Board of Directors of the Issuer; (ii) the Issuer agreed, upon the request of New Valley, to cause a person recommended by New Valley to be elected to the Board of Directors of the Issuer to fill the Board seat vacated by Licata; and (iii) the Issuer (a) acknowledged the assignment by Licata to New Valley of all of Licata's rights under that certain Registration Rights Agreement dated as of July 30, 1997, by and between the Company, Licata and Leonard C. Tallerine, Jr. and (b) granted certain additional registration rights with respect to the Purchased Shares to New Valley. At the request of New Valley, Richard J. Lampen, Executive Vice President and a director of New Valley, has been elected to the Issuer's Board.


                               Page 8 of 21 Pages

         New Valley acquired the Securities because, in its opinion, such Securities are undervalued by the market at the present time. The Reporting Persons will monitor developments at the Company on a continuing basis, and may communicate with members of management of the Company, with other shareholders or potential shareholders of the Company, concerning matters relating to the Company.

         Any of the Reporting Persons may acquire additional shares of Common Stock or other securities of the Company (subject to availability at prices deemed favorable) in the open market, in privately negotiated transactions or otherwise. Alternatively, each Reporting Person reserves the right to dispose or cause the disposal of some or all of the Securities in the open market, in privately negotiated transactions or otherwise. In addition, each Reporting Person may purchase or sell options on securities of the Company and may have a short position in such securities. The possible activities of the Reporting Persons are subject to change at any time.

         Except as set forth in this Item 4, none of the Reporting Persons has any present plans or proposals which relate or would result in any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the date hereof, the Reporting Persons may be deemed to be acting as a group, within the meaning of Section 13(d)(3) of the Act, beneficially owning, in the aggregate, 2,118,479 shares of Common Stock of the Company, which constituted approximately 8.88% of the 23,844,863 shares of Common Stock outstanding as of September 30, 1998 (as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998).

         (b) With respect to the 2,118,479 shares of Common Stock acquired by New Valley, New Valley exercises both sole voting power and sole dispositive power. Since Mr. LeBow is the direct or indirect owner of 43.1% of the common stock of BGL, which in turn controls BGLS, which in turn controls N.V. Holdings, which in turn holds an approximate 57.7% interest in New Valley's senior preferred shares and an approximate 42% voting interest in New Valley, each of these Reporting Persons may be deemed to exercise both voting power and dispositive power with respect to such shares.

         Under the definition of "beneficial ownership" in Rule 13d-3 promulgated under the Act, each of the Reporting Persons may be deemed to beneficially own the Securities owned by each other Reporting Person since Mr. LeBow is the direct or indirect owner of 43.1% of the common stock of BGL, which in turn owns 100% of the capital stock of BGLS, which in turn owns 100% of the capital stock of N.V. Holdings, which in turn holds an approximate 57.7% interest in New Valley's senior preferred shares and an approximate 42% voting interest in New Valley. The filing of this Schedule and the disclosure of this information shall not be construed as an admission that any of the Reporting Persons other than New Valley is the beneficial owner of any of the Securities owned by New Valley either for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed. Under the definition of "beneficial ownership," it is also possible that members of the Board of Directors of New Valley (including Mr. LeBow), in their capacities as such, might be deemed to be beneficial owners of the Securities and share the voting and dispositive powers with regard to the Securities. Neither the filing of this Schedule nor any of its contents shall be construed as an admission that the directors of New Valley are beneficial owners of any of the Securities, either for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.



                               Page 9 of 21 Pages

                  (c) On January 25, 1999, New Valley purchased 1,612,229 shares of Common Stock from Mark C. Licata for $1,860,000. See Item 4. None of the Reporting Persons has effected any other transactions in the Common Stock in the past 60 days.

                  (d) No persons other than New Valley have the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the Securities.

                  (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The first paragraph set forth under Item 4 of this Schedule is incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         The following documents are attached as exhibits to this Schedule. Such documents are summarized in this Schedule, but the summaries are not complete and are qualified in their entirety by reference to the entire documents attached hereto.

Exhibit A:        Executive Officers and Directors of the Reporting Persons.

Exhibit B:        Stock Purchase Agreement dated as of January  25, 1999 by and between New Valley and Mark C. Licata.

Exhibit C:        Joint Filing Agreement among the Reporting Persons.



                              Page 10 of 21 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 3, 1999

                                       NEW VALLEY CORPORATION



                                       By:  /s/ Richard J. Lampen
                                          --------------------------------------
                                            Name:    Richard J. Lampen
                                            Title:   Executive Vice President


                                       NEW VALLEY HOLDINGS, INC.



                                       By:  /s/ Richard J. Lampen
                                          --------------------------------------
                                            Name:    Richard J. Lampen
                                            Title:   Executive Vice President


                                       BGLS INC.



                                       By:  /s/ Richard J. Lampen
                                          --------------------------------------
                                            Name:    Richard J. Lampen
                                            Title:   Executive Vice President


                                       BROOKE GROUP LTD.



                                       By:  /s/ Richard J. Lampen
                                          --------------------------------------
                                            Name:    Richard J. Lampen
                                            Title:   Executive Vice President



                                            /s/ Bennett S. Lebow
                                          --------------------------------------
                                                  Bennett S. LeBow



                              Page 11 of 21 Pages

                                                                       EXHIBIT A



           EXECUTIVE OFFICERS AND DIRECTORS OF THE REPORTING PERSONS:

         The names, present principal occupations or employment and business addresses of the executive officers and directors of each of the Reporting Persons are set forth below. If no address is given, the executive officer's or director's business address is that of the Reporting Person. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to the Reporting Person.

BROOKE GROUP LTD.:
------------------



NAME:                            PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT; BUSINESS ADDRESS:
-----                            -------------------------------------------------------------

Bennett S. LeBow                 Chairman of the Board, President and Chief Executive Officer

Richard J. Lampen                Executive Vice President

Joselynn D. Van Siclen           Vice President, Chief Financial Officer and Treasurer

Marc N. Bell                     Vice President, Secretary and General Counsel

Robert J. Eide                   Director; Secretary and Treasurer, Aegis Capital Corp. (a registered broker dealer), 70 E. Sunrise Hwy., Valley Stream, NY  11581

Jeffrey S. Podell                Director; Chairman of the Board and President, Newsote, Inc. (a privately-held holding company), 26 Jefferson St., Passaic, NJ 07055

Jean E. Sharpe                   Director; Private Investor, 462 Haines Road, Mt. Kisco, NY 10549



BGLS INC.:
----------

NAME:                            PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT; BUSINESS ADDRESS:
-----                            -------------------------------------------------------------

Bennett S. LeBow                 Chairman of the Board, President and Chief Executive Officer

Richard J. Lampen                Executive Vice President

Joselynn D. Van Siclen           Vice President, Treasurer and Chief Financial Officer

Marc N. Bell                     Vice President, Secretary and General Counsel

Robert J. Eide                   Director; Secretary and Treasurer,  Aegis Capital Corp., 70 E. Sunrise Hwy.,
                                 Valley Stream, NY 11581

Jeffrey S. Podell                Director; Chairman of the Board and President, Newsote, Inc., 26 Jefferson St.,
                                 Passaic, NJ 07055

Jean E. Sharpe                   Director; Private Investor, 462 Haines Road, Mt. Kisco, NY 10549




                              Page 12 of 21 Pages


NEW VALLEY HOLDINGS, INC.:
--------------------------
NAME:                            PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT; BUSINESS ADDRESS:
-----                            -------------------------------------------------------------

Bennett S. LeBow                 Chairman of the Board, President and Chief Executive Officer

Richard J. Lampen                Executive Vice President

Joselynn D. Van Siclen           Vice President, Treasurer and Chief Financial Officer

Marc N. Bell                     Vice President, Secretary and General Counsel

Robert J. Eide                   Director; Secretary and Treasurer, Aegis Capital Corp., 70 E. Sunrise Hwy.,
                                 Valley Stream, NY 11581

Jeffrey S. Podell                Director; Chairman of the Board and President, Newsote, Inc., 26 Jefferson St.,
                                 Passaic, NJ 07055



NEW VALLEY CORPORATION:
-----------------------
NAME:                            PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT; BUSINESS ADDRESS:
-----                            -------------------------------------------------------------

Bennett S. LeBow                 Chairman of the Board and Chief Executive Officer

Howard M. Lorber                 Director, President and Chief Operating Officer

Richard J. Lampen                Director, Executive Vice President and General Counsel

J. Bryant Kirkland III           Vice President, Treasurer and Chief Financial Officer

Marc N. Bell                     Vice President, Secretary and Associate General Counsel

Henry C. Beinstein               Director; Executive Director, Schulte Roth & Zabel LLP (a law firm),  900 Third
                                 Avenue, New York, NY  10022

Arnold I. Burns                  Director; Managing Director, Arnhold and S. Bleichroeder, Inc. (an investment bank), 1345 Avenue of the Americas, New York, NY 10105

Ronald J. Kramer                 Director; Chairman and Chief Executive Officer of Ladenburg Thalmann Group Inc. (an
                                 investment bank), 590 Madison Avenue, New York, NY 10022

Barry W. Ridings                 Director; Managing Director, BT Alex. Brown Incorporated (an investment bank), 1290
                                 Avenue of the Americas, 10th Floor, New York, NY 10104





                              Page 13 of 21 Pages

                                                                       EXHIBIT B

                            STOCK PURCHASE AGREEMENT

                  This Agreement dated as of January 25, 1999 is by and between MARK C. LICATA ("Seller"), and NEW VALLEY CORPORATION, a Delaware corporation ("Purchaser").

                  WHEREAS, Seller is the owner of 1,612,229 shares of Common Stock, $.01 par value per share ("Panaco Common Stock"), of Panaco, Inc., a Delaware corporation ("Panaco");

                  WHEREAS, Seller desires to sell 1,612,229 shares of Panaco Common Stock (the "Panaco Shares") to Purchaser and Purchaser desires to purchase the Panaco Shares from Seller, subject to the provisions contained herein;

                  NOW, THEREFORE, in consideration of the mutual promises and covenants contained in this Agreement, and intending to be legally bound by the terms and conditions of this Agreement, the parties hereto hereby agree as follows:

         1.       SALE OF PANACO SHARES TO PURCHASER.

                  1.1. SALE AND PURCHASE OF PANACO SHARES. Subject to the terms and conditions of this Agreement, at the Closing, Seller shall sell, transfer, assign, convey and deliver to Purchaser and Purchaser shall purchase, accept and acquire from Seller, the Panaco Shares, in consideration of the payment by Purchaser to Seller of an aggregate purchase price of $1,860,000.00 (the "Purchase Price"), payable as set forth in Section 2 of this Agreement.

         2.       THE CLOSING.

                  2.1. THE CLOSING. The closing of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of Panaco, 1100 Louisiana, Suite 5100, Houston, Texas 77002-5220, at 10:00 a.m. on January 25, 1999 (the "Closing Date"), or at such other time, date, and place as are mutually agreeable to Seller and Purchaser. At the Closing, (A) Seller will deliver to Purchaser the certificates representing the Panaco Shares accompanied by stock transfer powers duly endorsed in blank and (B) Purchaser shall make payment of the Purchase Price to Seller. The Purchase Price shall be paid by Purchaser to Seller by wire transfer.

         3. REPRESENTATIONS AND WARRANTIES OF SELLER. In connection with the purchase of the Panaco Shares, Seller hereby represents and warrants to Purchaser as follows:

                  3.1. TITLE TO PANACO SHARES. Seller has good legal title to the Panaco Shares, and has the full legal right, power and authority to sell, assign and transfer complete ownership in the Panaco Shares to Purchaser, free and clear of all liens, claims, restrictions, encumbrances, charges, options or rights of third parties with respect thereto. The Panaco Shares are all of the shares of Panaco Common Stock owned by Seller.




                  3.2 BROKERS. No broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon any arrangement made by or on behalf of Seller.


                              Page 14 of 21 Pages

         4.       REPRESENTATIONS AND WARRANTIES OF PURCHASER.

                  Purchaser represents and warrants to Seller as follows:

                  4.1 AUTHORITY, ETC. Purchaser has the legal capacity to enter into and perform this Agreement. This Agreement constitutes the valid and binding obligation of Purchaser enforceable in accordance with its terms. Purchaser is not currently insolvent nor will the acquisition of the Panaco Shares in the manner contemplated herein render Purchaser insolvent. All consents, authorizations and approvals (if any) required to be obtained in order to enable Purchaser to execute, deliver and perform this Agreement have been duly obtained. The execution, delivery and performance of this Agreement by Purchaser will not violate or be in conflict with any provision of its organizational documents, any material agreement or instrument to which it is a party or by which it is bound or any judgment, decree, order, statute, rule or regulation applicable to it.

                  4.2 INDEPENDENT DUE DILIGENCE INVESTIGATION. Purchaser has relied solely upon the independent investigations made by it and its representatives in making a decision to purchase the Panaco Shares and has a full understanding and appreciation of the risks inherent in such a highly speculative investment. In connection with such investigation, Purchaser and its representatives and advisers, if any, (i) have been given an opportunity to ask, and have to the extent Purchaser considered necessary, asked questions of, and have received answers from, officers of Panaco concerning the Panaco Shares and the affairs of Panaco and (ii) have been given or afforded access to all documents, records, books and additional information which Purchaser has requested regarding such matters.

                  4.3 INVESTMENT INTENT. Purchaser recognizes that the Panaco Shares are restricted shares. Purchaser is acquiring the Panaco Shares solely for its own account for investment and not with a view to, or for offer or resale in connection with, a distribution thereof in violation of any applicable federal or state securities laws.

                  4.4 STATUS OF PURCHASER. Purchaser represents and warrants to Seller that it has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Panaco Shares; it is an "accredited investor" as defined in Rule 501 of Regulation D under the Securities Act of 1933, as amended (the "Securities Act"); and it understands that the Panaco Shares are being sold to it in a transaction that is intended to qualify for an exemption from the registration requirements of the Securities Act which depends upon Purchaser's investment intent in purchasing the Panaco Shares. Purchaser is not aware of any facts or circumstances that would cause the sale of Panaco Shares contemplated by this Agreement to fail to be exempt from registration under the Securities Act.

                  4.5 BROKERS. No broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon any arrangement made by or on behalf of Purchaser.

         5.       CONDITIONS TO THE OBLIGATIONS OF SELLER.

                  The obligations of Seller under this Agreement are subject to the fulfillment, or the advance waiver in writing by Seller, of the conditions set forth in this Section 5 on or before the Closing Date.


                              Page 15 of 21 Pages

                  5.1 OPINION OF COUNSEL OF PANACO. Counsel for Panaco shall have delivered to Seller its opinion, in a form reasonably satisfactory to Seller, that (i) the sale of the Panaco Shares to Purchaser pursuant to this Agreement without compliance with Rule 144 promulgated under the Securities Act does not violate any applicable securities laws and (ii) the 6,083 shares of Panaco Stock represented by Certificate Number PA 6806 dated December 1, 1998 were issued to Seller in a transaction exempt from Section 16(b) ("Section 16(b)") of the Securities Exchange Act of 1934, as amended, so that such issuance is not a purchase or sale by Seller, within the meaning of Section 16(b), within six months of the sale of the Panaco Shares contemplated by this Agreement.

         6.       CONDITIONS TO THE OBLIGATIONS OF PURCHASER.

                  The obligations of Purchaser under this Agreement are subject to the fulfillment, or the waiver in writing by Purchaser, of the conditions set forth in this Section 5 on or before the Closing Date.

                  6.1 RESIGNATION OF SELLER. Seller shall have resigned from the Board of Directors of Panaco.

                  6.2 ELECTION OF PURCHASER DESIGNEE. If requested by Purchaser prior to the Closing, a person recommended by Purchaser shall have been elected to the Board of Directors of Panaco to fill the seat vacated by Seller.

                  6.3 ASSIGNMENT OF REGISTRATION RIGHTS AGREEMENT. Panaco shall have acknowledged in writing the assignment by Seller to Purchaser of all of Seller's rights under that certain Registration Rights Agreement dated as of July 30, 1997, by and between Panaco, Seller and Leonard C. Tallerine, Jr. (the "Registration Rights Agreement").

                  6.4 BOARD APPROVAL. The Board of Directors of Panaco shall have approved the assignment by Seller to Purchaser of all of Seller's rights under the Registration Rights Agreement and the performance by Panaco of all of its other obligations hereunder.

                  6.5 OPINION OF COUNSEL OF PANACO. Counsel for Panaco shall have delivered to Purchaser its opinion, in a form reasonably satisfactory to Purchaser, that the sale of the Panaco Shares to Purchaser pursuant to this Agreement without compliance with Rule 144 promulgated under the Securities Act does not violate any applicable securities laws.

         7.       INDEMNITY.

                  7.1 Purchaser shall defend, indemnify and save and hold harmless Seller from and against all liabilities, losses, claims, demands, suits, costs, expenses and damages of every kind and character, including, without limitation, attorneys' fees, court costs, and costs of investigation, which arise from or in connection with in any way a breach by Purchaser of its representations and warranties contained in this Agreement or other breach of this Agreement by Purchaser.

                  7.2 Seller shall defend, indemnify and save and hold harmless Purchaser from and against all liabilities, losses, claims, demands, suits, costs, expenses and damages of every kind and character, including, without limitation, attorneys' fees, court costs, and costs of investigation, which arise from or in connection with in any way a breach by Seller of its representations and warranties contained in this Agreement or other breach of this Agreement by Seller.


                              Page 16 of 21 Pages

         8.       ASSIGNMENT OF REGISTRATION RIGHTS.

                  8.1 ASSIGNMENT. For good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, effective as of the date hereof, Seller hereby assigns, delivers and sets over unto Purchaser (to the extent permitted under the Registration Rights Agreement) all of Seller's rights under the Registration Rights Agreement.

                  8.2 FURTHER ASSURANCES. Seller hereby agrees to take such further action and execute and deliver such further documents and instruments as may be reasonably required to perfect the assignment referred to in this Section 8.

         9.       MISCELLANEOUS.

                  9.1 ASSIGNMENT; SUCCESSORS AND ASSIGNS. The provisions of this Agreement shall be binding upon, and inure to the benefit of, the respective successors, assigns, heirs, executors and administrators of the parties hereto. This Agreement shall not be assignable, by operation of law or otherwise, by any party without the prior written consent of the other parties to this Agreement.

                  9.2 SURVIVAL OF REPRESENTATIONS AND WARRANTIES. All indemnities, covenants, representations and warranties contained herein shall survive the execution and delivery of this Agreement and the Closing of the transactions contemplated hereby.

                  9.3 EXPENSES. Except as otherwise expressly provided for herein, each party to this Agreement shall bear its own costs and expenses, including, but not limited to, attorneys' fees and expenses, in connection with the closing of the transactions contemplated hereby.

                  9.4 NOTICES. All notices, requests, consents and other communications under this Agreement shall be in writing and shall be delivered by hand, by telecopier, by overnight mail or mailed by first class certified or registered mail, return receipt requested, postage prepaid:

                            (a)     If to Seller:

                                    Mark C. Licata
                                    1300 Post Oak Boulevard, Suite 2000
                                    Houston, Texas 77056
                                    Telecopy: (713) 986-7100

(or such other address as may have been furnished in writing by Seller to Purchaser)

                           (b)      If to Purchaser:

                                    New Valley Corporation
                                    100 S.E. Second Street
                                    Miami, Florida 33131
                                    Telecopy: (305) 579-8009
                                    Attn: Howard M. Lorber, President

(or at such other address or addresses as may have been furnished to Seller in writing by Purchaser)


                              Page 17 of 21 Pages

                      Notices provided in accordance with this Section 9.4 shall be deemed delivered upon personal delivery, receipt by telecopy or overnight mail, or 48 hours after deposit in the mail in accordance with the above.

                  9.5 ENTIRE AGREEMENT. This Agreement, together with the instruments and other documents contemplated to be executed and delivered in connection herewith, contains the entire agreement and understanding of the parties hereto, and supersedes any prior agreements or understandings between or among them, with respect to the subject matter hereof.

                  9.6 AMENDMENTS AND WAIVERS. This Agreement may not be amended or waived (either generally or in a particular instance and either retroactively or prospectively) except by a written instrument signed by the party against whom enforcement of such amendment, modification or waiver is sought. No waivers of or exceptions to any term, condition or provision of this Agreement, in any one or more instances, shall be deemed to be, or construed as, a further or continuing waiver of any such term, condition or provision.

                  9.7 COUNTERPARTS. This Agreement may be executed in several counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

                  9.8 CAPTIONS. The captions of the sections, subsections and paragraphs of this Agreement have been added for convenience only and shall not be deemed to be a part of this Agreement.

                  9.9 GOVERNING LAW. This Agreement shall be governed by and interpreted and construed in accordance with the laws of the State of New York.





                               Page 18 of 21 Pages

                  IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as an instrument as of the date first above written.



                                       MARK C. LICATA

                                       /s/ Mark C. Licata
                                       --------------------------------------

                                       NEW VALLEY CORPORATION

                                       By: /s/ Richard J. Lampen
                                          -----------------------------------
                                           Name:  Richard J. Lampen
                                           Title:    Executive Vice President





                              Page 19 of 21 Pages

ACKNOWLEDGED:

                  Panaco, Inc. ("Panaco") hereby: (i) acknowledges the assignment by Mark C. Licata ("Licata") to New Valley Corporation ("New Valley") of all of Licata's rights under that certain Registration Rights Agreement dated as of July 15, 1997 (the "Registration Rights Agreement"), by and between Panaco, Licata and Leonard C. Tallerine, Jr. ("Tallerine"), as provided in
Section 8 hereof; (ii) confirms that the Registration Rights Agreement is valid and in effect as of the date hereof; (iii) agrees that, notwithstanding any provision to the contrary contained in Section 2(a) of the Registration Rights Agreement, any request by either New Valley or High River Limited Partnership ("High River") for a Demand Registration (as defined in the Registration Rights Agreement) shall not subject the other to the one-year waiting period provided for in said Section 2(a), but, rather, New Valley shall only be subject to such one-year waiting period in the event that a request for a Demand Registration is made by New Valley, and High River shall only be subject to such one-year waiting period in the event that a request for a Demand Registration is made by High River; (iv) acknowledges that the sale by Licata to New Valley of the shares of Panaco stock owned by Licata pursuant to the foregoing Agreement is in compliance with all applicable securities laws and will not violate any provisions of that certain Restated Merger Agreement dated as of July 1, 1997, by, between and among Panaco, The Union Companies, Inc., Tallerine and Licata;
(v) agrees to instruct its transfer agent to transfer to New Valley the shares of Panaco stock owned by Licata in accordance with the foregoing Agreement; (vi) if Purchaser has not made the request prior to the Closing provided for in
Section 6.2 hereof, agrees following the Closing upon the request of Purchaser to cause a person recommended by Purchaser to be elected to the Board of Directors of Panaco to fill the seat vacated by Seller; and (vii) agrees that, in addition to New Valley's rights under the Registration Rights Agreement, promptly following the written request of New Valley, Panaco shall use its best efforts to file and keep in effect a registration statement on Form S-3 or other applicable form to register under the Securities Act the resale from time to time by New Valley or its successors and assigns of some or all of the shares of Panaco stock purchased by New Valley pursuant to the foregoing Agreement; provided, however, that Panaco shall not be required to keep such registration statement effective if New Valley receives an opinion of counsel to Panaco, reasonably satisfactory to New Valley, that such shares of Panaco stock are eligible for resale without restriction pursuant to Rule 144(k) under the Securities Act or any similar rule or regulation hereafter adopted by the Securities and Exchange Commission.

PANACO, INC.

By: /s/ Larry M. Wright
    -----------------------------------
        Name:  Larry M. Wright
        Title: Chairman



                              Page 20 of 21 Pages

                                                                       EXHIBIT C

                             JOINT FILING AGREEMENT

         New Valley Corporation, New Valley Holdings, Inc., BGLS Inc., Brooke Group Ltd. and Bennett S. LeBow, each hereby agrees, in accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, that the
Schedule 13D filed herewith, and any amendment thereto, relating to the shares of Common Stock, $.01 par value per share, of PANACO, INC. are, and will be, filed jointly on behalf of such person. In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Schedule.



Date:    February 3, 1999           NEW VALLEY CORPORATION

                                    By:  /s/ RICHARD J. LAMPEN
                                       -----------------------------------
                                         Name:    Richard J. Lampen
                                         Title:   Executive Vice President


                                    NEW VALLEY HOLDINGS, INC.



                                    By:  /s/ Richard J. Lampen
                                       -----------------------------------
                                         Name:    Richard J. Lampen
                                         Title:   Executive Vice President


                                    BGLS INC.



                                    By:  /s/ Richard J. Lampen
                                       -----------------------------------
                                         Name:    Richard J. Lampen
                                         Title:   Executive Vice President


                                    BROOKE GROUP LTD.



                                    By:  /s/ Richard J. Lampen
                                       -----------------------------------
                                         Name:    Richard J. Lampen
                                         Title:   Executive Vice President



                                         /s/ Bennett S. LeBow
                                       -----------------------------------
                                                  Bennett S. LeBow




                              Page 21 of 21 Pages